P.O. Box 867 Myrtle Beach, SC 29578-0867 Tel: (843) 946-0692 Fax: (843) 444-2875

November 19, 2008

Via Edgar

Mr. Jay Mumford
Attorney-Advisor
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Re:     AVX Corporation
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed May 19, 2008
File No. 001-07201

Dear Mr. Mumford:

By letter dated November 3, 2008 (the “November 3 Letter”), we responded to your comment, by letter dated October 27, 2008, regarding the Form 10-K for the fiscal year ended March 31, 2008 of AVX Corporation.  This letter is provided in response to your supplemental questions following receipt of the November 3 Letter provided during our telephone conversation on November 10, 2008.

As indicated in the November 3 Letter, in future filings, we will expand the disclosure in our proxy statement, and in other filings as appropriate, concerning  Item 404(b) of Regulation S-K with respect to related party transactions.  In that regard, attached hereto as supplemental information is sample disclosure that we anticipate including in our 2009 proxy statement (to be incorporated by reference into our Form 10-K for the year ended March 31, 2009), which would, in effect, replace the first paragraph on page 14 of our 2008 proxy statement.

      Additionally, with respect to your questions raised during our telephone conversation on November 10,
      2008, we provide the following:

1.
With respect to transactions with related parties other than Kyocera, AVX does not have (and did not have in fiscal 2008) transactions with any other related parties within the scope of Item 404 of Regulation S-K.  Note, however, that the sample disclosure attached addresses policies and procedures being established for approval of such transactions should they arise.

2.
With respect to the Buzzer Agreement, we have not had, and do not anticipate, transactions under the agreement in fiscal 2009.  Accordingly, prior to the end of fiscal 2009, AVX will have terminated that agreement.

3.
With respect to the composition of the Special Advisory Committee, we note that on page 9 of the 2008 proxy statement the members of the committee are identified.  Note that in the sample disclosure attached we intend in the 2009 proxy statement to restate the composition of the committee in the related party discussion as well to avoid any confusion.

In connection with this response to the Staff’s comment, the Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call me at (843) 946-0624.

Sincerely,

/s/ Evan Slavitt

Evan Slavitt
Vice President for Business and Legal Affairs
AVX Corporation
(843) 946 0624

Supplemental Information —Sample Disclosure
The following is a sample disclosure for the Fiscal 2009 Proxy Statement:

Relationship With Kyocera and Related Transactions

Since January 1990, Kyocera and AVX have engaged in a variety of related party transactions, including, without limitation, the transactions referred to in Note [14] in the Notes to Consolidated Financial Statements in AVX's Annual Report on Form 10-K for the fiscal year ended March 31, 200X_.  One principal strategic advantage for the Company is its ability to produce a broad product offering to its customers.  The inclusion of products manufactured by Kyocera in that product offering is a significant component of this advantage.  In addition, the exchange of information with Kyocera relating to the development and manufacture of multi-layer capacitors and various other ceramic products benefits the Company.  An adverse change in the Company's relationship with Kyocera could have a negative impact on the Company's results of operations.  AVX also has established several ongoing arrangements with Kyocera and has executed several agreements, the more significant of which are described below.  In the fiscal year ended March 31, 200X, AVX had purchases of $_______ million from Kyocera and received sales and other revenue of $________ million from Kyocera under these agreements.

The Special Advisory Committee of the Board, comprised of the independent directors of AVX (currently Messrs. Stach, DeCenzo, and Christiansen), reviews and approves any agreements between AVX and Kyocera and any significant transactions between AVX and Kyocera not covered by such agreements.  The committee is also responsible to review and approve any agreements and transactions within the scope of Item 404 of Regulation S-K between AVX and any other related party, if they arise.  The Special Advisory Committee operates under a written charter which sets forth the policies and procedures for such approvals.  In approving any such agreement or transaction pursuant to those procedures, the Special Advisory Committee must determine that, in its judgment, the terms thereof are equivalent to those to which an independent unrelated party would agree at arm’s-length or are otherwise in the best interests of the Company and its stockholders generally.  Each of the agreements described below also contains provisions requiring that the terms of any transaction under such agreement (i) be equivalent to those to which an independent unrelated party would agree at arm's-length and (ii) be subject to the approval of the Special Advisory Committee of the Board.